UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WAYFAIR INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

94419L101

(CUSIP Number)

Spark Capital 137 Newbury Street 8th Floor Boston, MA 02116	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Capital III (AIV I), L.P. (“SCIII (AIV I)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,104,911 shares of Class A Common Stock, except that (i) Spark Management Partners III (AIV I), LLC (“SMPIII (AIV I)”), the general partner of SCIII (AIV I), may be deemed to have sole power to vote these shares, and (ii) Todd Dagres (“Dagres”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Santo Politi (“Politi”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Paul Conway (“Conway”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Bijan Sabet (“Sabet”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Moshe Koyfman (“Koyfman”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares and Alexander J. Finkelstein (“Finkelstein”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,104,911 shares of Class A Common Stock, except that (i) SMPIII (AIV I), the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of these shares, and (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,104,911 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Capital Founders’ Fund III, L.P. (“SCFFIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

30,730 shares of Class A Common Stock, except that (i) Spark Management Partners III, LLC (“SMPIII”), the general partner of SCFFIII, may be deemed to have sole power to vote these shares, and (ii) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote these shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

30,730 shares of Class A Common Stock, except that (i) SMPIII, the general partner of SCFFIII, may be deemed to have sole power to dispose of these shares, and (ii) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,730 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Management Partners III (AIV I), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,104,911 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,104,911 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,104,911 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Management Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

30,730 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote these shares, and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

30,730 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,730 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 94419L101

1.	Names of Reporting Persons. Todd Dagres
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,641 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Santo Politi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,641 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Paul Conway
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,641 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Bijan Sabet
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,641 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Moshe Koyfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,641 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Alexander J. Finkelstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,135,641 shares of Class A Common Stock, of which 3,104,911 shares are directly owned by SCIII (AIV I) and, 30,730 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,641 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Wayfair Inc. (the “Issuer”). The Issuer’s principal executive office is located at 4 Copley Place, 7th Floor, Boston, MA 02116.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): SCIII (AIV I), SCFFIII, Dagres, Politi, Conway, Sabet, Koyfman, and Finkelstein, (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of SCIII (AIV I) and SCFFIII is that of a private investment partnership. The sole general partner of SCIII (AIV I) is SMPIII (AIV I) and the sole general partner of SCFFIII is SMPIII. The principal business each of SMPIII (AIV I) and SMPIII is that of acting as the general partner of SCIII (AIV I) and SCFFIII, respectively. Dagres, Politi, Conway, Sabet, Koyfman, and Finkelstein are the managing members of each of SMPIII (AIV I) and SMPIII.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Spark Capital, 137 Newbury Street, 8th Floor, Boston, MA 02116.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States of America. Each of SCIII (AIV I) and SCFFIII is a Delaware limited partnership. Each of SMPIII (AIV I) and SMPIII is a Delaware limited liability Company.

Item 3. Source and Amount of Funds or Other Consideration.

On October 1, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-198171) in connection with its initial public offering of 10,500,000 shares of Class A Common Stock was declared effective.

In a number of transactions, the Reporting Persons acquired shares of Series A-1 Preferred Stock convertible into 2,676,767 shares of Class B Common Stock, which were convertible into 2,676,767 shares of Class A Common Stock and shares of Series A-2 Preferred Stock convertible into 458,874 shares of Class A-2 Preferred Stock, which were convertible into 458,874 shares of Class A Common Stock, all for an aggregate purchase price of $29,285,710.63 (collectively, the “Pre-IPO Shares”).

The Reporting Persons obtained the amounts required for all purchases of Pre-IPO shares from their working capital.

CUSIP No. 94419L101

Item 4. Purpose of Transaction.

Each of SCIII (AIV I) and SCFFIII purchased the capital stock of the Issuer for investment purposes. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 37,002,874 shares of Class A Common Stock outstanding as reported on a press release by the Issuer dated December 31, 2014, as posted on the Issuer’s website.

(a) SCIII (AIV I) directly beneficially owns 3,104,911 shares of Class A Common Stock, or approximately 8.4% of the Class A Common Stock outstanding. SCFFIII directly beneficially owns 30,730 shares of Class A Common Stock, or approximately 0.0% of the Class A Common Stock outstanding. SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to indirectly beneficially own the securities owned by SCIII (AIV I). SMPIII, as the general partner of SCFFIII, may be deemed to indirectly beneficially own the securities owned by SCFFIII.

(b) The managing members of SCIII (AIV I) and SCFFIII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by SCIII (AIV I) and SCFFIII, respectively. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of SMPIII (AIV I) and/or SMPIII, in the securities owned by SCIII (AIV I) and SCFFIII, respectively.

(c) Except as described in this statement and this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement. On December 31, 2014, 3,104,911 shares of Class B Common Stock held by SCIII (AIV I) and 30,730 shares of Class B Common Stock held by SCFFIII automatically converted into 3,104,911 and 30,730 shares of Class A Common Stock, respectively, for no consideration. Such conversion was reported on (i) a joint Form 4 filed with the Securities and Exchange Commission on January 5, 2015 (File No. 001-36666) by SCIII (AIV I) and SCFFIII and (ii) a Form 4 filed with the Securities and Exchange Commission on January 5, 2015 (File No. 001-36666) by Finkelstein.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain Reporting Persons and certain other investors entered into an Investors’ Rights Agreement with the Issuer, dated August 15, 2014. The Investors’ Rights Agreement contained a right of first offer provision that the Issuer would not make certain issuances of its securities unless first offered to the holders of preferred stock. The right of first offer did not apply to and terminated upon the closing of the Issuer’s initial public offering of Class A Common Stock.

Finkelstein, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as filed on August 15, 2014 as Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-198171) and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

EXHIBIT A	Agreement of Regarding the Joint Filing of Schedule 13D

EXHIBIT B	Form of Indemnification Agreement for directors and officers, filed on August 15, 2014 as Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-198171) and incorporated herein by reference.

CUSIP No. 94419L101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Spark Capital III (AIV I), L.P.

By:	Spark Management Partners III (AIV I), LLC

By:	/s/ Paul Conway
Authorized Signatory

Spark Capital Founders’ Fund III, L.P.

By:	Spark Management Partners III, LLC

By:	/s/ Paul Conway
Authorized Signatory

Spark Management Partners III (AIV I), LLC

By:	/s/ Paul Conway
Authorized Signatory

CUSIP No. 94419L101

Spark Management Partners III, LLC

By:	/s/ Paul Conway
Authorized Signatory

/s/ Todd Dagres Todd Dagres

/s/ Santo Politi Santo Politi

/s/ Paul Conway Paul Conway

/s/ Bijan Sabet Bijan Sabet

/s/ Moshe Koyfman Moshe Koyfman

/s/ Alexander J. Finkelstein Alexander J. Finkelstein